                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)*
                    Under the Securities Exchange Act of 1934
                                       of
                              TB&C Bancshares, Inc.

                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
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                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 13 of this filing.

                                  SCHEDULE 13D

CUSIP No. 87161C 10 5                                     Page  2  of  15  Pages
          ----------------                                     ---    ----

    (1)    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TB&C BANCSHARES, INC.

           ---------------------------------------------------------------------

    (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]

           ---------------------------------------------------------------------

    (3)    SEC USE ONLY

           ---------------------------------------------------------------------

    (4)    SOURCE OF FUNDS*

           N/A
           ---------------------------------------------------------------------

    (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

           ---------------------------------------------------------------------

    (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

           GEORGIA
           ---------------------------------------------------------------------

  NUMBER OF                (7)      SOLE VOTING POWER
   SHARES
BENEFICIALLY                        0
  OWNED BY                 -----------------------------------------------------
    EACH
  REPORTING                (8)      SHARED VOTING POWER
PERSON WITH
                                    0
                           -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                                    0
                           -----------------------------------------------------

   (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
           ---------------------------------------------------------------------

   (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           ---------------------------------------------------------------------

   (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
           ---------------------------------------------------------------------

   (14)    TYPE OF REPORTING PERSON*

           CO
           ---------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 3 ("Amendment No. 3") is being made to the Schedule 13D, as amended and restated by Amendment No. 2 filed on February 8, 2001 (the "Schedule 13D") by TB&C Bancshares, Inc. ("TB&C"). This Amendment No. 3 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report the reorganization of TB&C and the related distribution in liquidation by TB&C to its shareholders of all shares of common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp. ("Synovus"), as a result of which TB&C no longer owns any shares of Synovus Common Stock. Other updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information previously reported under this Item has not changed as of the date of this Amendment No. 3.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information previously reported under this Item has not changed as of the date of this Amendment No. 3.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction that reduced to zero the shares of Synovus Common Stock that TB&C beneficially owns. This reduction resulted from the reorganization of TB&C (the "Reorganization"), which was completed after the close of business and after the New York Stock Exchange closed on August 13, 2001. Pursuant to the Reorganization, which was effected under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended:

         (a) TB&C transferred to Synovus the 14,309,182 shares of Synovus Common Stock that TB&C previously owned, and Synovus issued to TB&C the same number of newly issued shares of Synovus Common Stock, having the same rights as the shares surrendered; and

         (b) TB&C immediately distributed the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares, all as part of the related liquidation and dissolution of TB&C.

         The only funds or other consideration that has been or will be given in connection with the Reorganization consists of: (a) the shares of Synovus Common Stock surrendered by TB&C to Synovus in exchange for the issuance of an equal number of new shares of Synovus Common Stock issued by Synovus to TB&C; and (b) the shares of TB&C Common Stock owned by the TB&C shareholders that are being cancelled in the dissolution of TB&C.

         TB&C was formed in 1986 by William B. Turner and his sisters, Elizabeth
T. Corn and Sarah T. Butler, to effect various family, financial and estate planning goals. In 1986, Mr. Turner, Mrs. Corn and Mrs. Butler contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. All of the shares of Synovus Common Stock that TB&C owned immediately prior to the Reorganization consisted of the shares initially contributed, a modest amount of additional shares contributed in 1990 by the three founding shareholders, and additional shares issued with respect to the contributed shares as a result of intervening stock splits, as reduced by two relatively modest charitable gifts of shares of Synovus Common Stock by TB&C.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner, Mrs. Butler and Mrs. Corn to effect various family, financial and estate planning goals for themselves and their lineal descendants. As previously disclosed in Amendment No. 2 to this Schedule 13D, Mr. Turner, Mrs. Butler, Mrs. Corn and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the Reorganization of TB&C (including the related distribution in liquidation by TB&C to its shareholders of all shares of Synovus Common Stock owned by TB&C). The Reorganization and related distribution of Synovus shares were completed on August 13, 2001. TB&C has filed a Notice of Intent To Dissolve with the Georgia Secretary of State and is proceeding to identify and pay its remaining expenses so it can complete its dissolution.

         Neither TB&C, nor any executive officer, director or controlling person of TB&C, has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus, other than: (i) through distributions in kind by certain of such individuals, in their capacities as trustees of their respective GRATs (or possibly sales by them as trustees of such GRATs), of shares of Synovus Common Stock to satisfy annuity payments due to the annuity beneficiaries of such GRATs, and (ii) through the participation of certain of such persons in Synovus' Director Stock Purchase Plan and in Synovus' Dividend Reinvestment and Direct Stock Purchase Plan; (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on page 2 hereof
are based on 291,093,083 shares of Synovus Common Stock outstanding on August 23, 2001, as provided by Synovus.

TB&C

         TB&C no longer beneficially owns any shares of Synovus Common Stock.

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF TB&C

         Information regarding Synovus Common Stock deemed to be beneficially owned by each of the nine individuals who together constituted TB&C's directors, executive officers and controlling persons and continue as such pending the completion of TB&C's dissolution, is set forth below.

         WILLIAM B. TURNER. Mr. Turner could be construed to be the beneficial owner of 6,792,215.871 shares (2.3%) of Synovus Common Stock. Mr. Turner has sole voting and investment power as to 2,086,996.871 shares of Synovus Common Stock, consisting of: (a) 21,660.871 shares that he owns directly; and (b) 2,065,336 shares owned by Mr. Turner as sole trustee of his GRAT. Mr. Turner has sole voting power as to an additional 51,862 shares, shared voting power as to 4,653,357 shares and shared investment power as to 4,705,219 shares of Synovus Common Stock, consisting of: (a) 51,862 shares owned by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, as sole trustee of a revocable trust for the benefit of Mr. Turner ("Mr. Turner's Living Trust") and subject to Mr. Turner's directions as to distributions and his right to vote the Synovus shares, as to which Mr. Turner has sole voting power, but shares investment power (based on Mr. Turner's power to direct distributions from and to revoke the trust) with STC, as trustee of such trust; (b) 19,817 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mrs. Turner ("Mrs. Turner's Living Trust") and subject to Mrs. Turner's directions as to distributions and her right to vote the Synovus shares, as to which Mr. Turner shares voting power and investment power with Mrs. Turner (based on Mrs. Turner's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (b) 2,065,335 shares owned by Mrs. Turner as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Turner as trustee with her husband; and (c) 2,568,205 shares owned by Bradley-Turner Foundation, Inc. (the "B-T Foundation"), a charitable foundation of which both Mr. and Mrs. Turner are trustees and as to which voting power and investment power are shared with the other trustees of such foundation.

         SUE MARIE T. TURNER. Mrs. Turner could be construed to be the beneficial owner of 4,653,357 shares (1.6%) of Synovus Common Stock. Mrs. Turner has shared voting and investment power as to all of these shares, consisting of:
(a) 19,817 shares owned by STC, as sole trustee of Mrs. Turner's Living Trust and subject to Mrs. Turner's directions as to distributions and her right to vote the Synovus shares, as to which Mrs. Turner shares voting power and investment power with Mr. Turner (based on Mrs. Turner's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (b) 2,065,335 shares owned by Mrs. Turner as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared with Mr. Turner; and (c) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation. Based on the active and long-standing relationship of Mr. Turner and his ancestors with Synovus and its predecessor and on other considerations, Mr. Turner and Mrs. Turner do not believe that Mrs. Turner shares any voting or investment power over: (a) the 21,660.871 shares of Synovus Common Stock owned directly by Mr. Turner; (b) the 51,862 shares owned by STC as sole trustee of Mr. Turner's Living Trust; or (c) the 2,065,336 shares owned by Mr. Turner as sole trustee of his GRAT. Accordingly, such shares have been excluded from the total shares shown as beneficially owned by Mrs. Turner and she disclaims beneficial ownership of such shares.

         SARAH T. BUTLER. Mrs. Butler could be construed to be the beneficial owner of 7,141,780.43 shares (2.5%) of Synovus Common Stock. Mrs. Butler has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 65,430 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mrs. Butler ("Mrs. Butler's Living Trust") and subject to Mrs. Butler's directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with Dr. Butler (based on Mrs. Butler's power to vote such shares and to direct distributions from and to revoke such trust), and as to which investment power is shared also with STC, as trustee of such trust; (b) 68,786.43 shares owned directly by Dr. Butler, as to which Mrs. Butler shares voting and investment power with Dr. Butler; (c) 25,078 shares owned by STC, as sole trustee of a revocable trust for the benefit of Dr. Butler ("Dr. Butler's Living Trust") and subject to Dr. Butler's directions as to distributions and his right to vote the Synovus shares, as to which Mrs. Butler shares voting power and investment power with Dr. Butler (based on Dr. Butler's power to vote such shares and to direct distributions from and to revoke such trust) and as to which investment power is shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, of which both Mrs. and Dr. Butler are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; (e) 2,205,314 shares owned by Mrs. Butler as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Butler as trustee with her husband; and (f) 2,208,967 shares owned by Dr. Butler as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Dr. Butler as trustee with his wife.

         DR. CLARENCE C. BUTLER. Dr. Butler could be construed to be the beneficial owner of 7,141,780.43 shares (2.5%) of Synovus Common Stock. Dr. Butler has shared voting and investment power as to all of these shares, as follows: (a) 68,786.43 shares owned directly by Dr. Butler, as to which voting and investment power are shared with Mrs. Butler; (b) 65,430 shares owned by STC, as sole trustee of Mrs. Butler's Living Trust and subject to Mrs. Butler's directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with Dr. Butler (based upon Mrs. Butler's power to vote such shares and to direct distributions from and to revoke the trust), and as to which investment power is shared also with STC, as trustee of such trust; (c) 25,078 shares owned by STC, as trustee of Dr. Butler's Living Trust and subject to Dr. Butler's directions as to distributions and his right to vote the Synovus shares, as to which voting power and investment power are shared with Mrs. Butler

(based on Dr. Butler's power to vote such shares and to direct distributions from and to revoke the trust), and as to which investment power is shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, as to which both voting power and investment power are shared by Dr. Butler as trustee with the other trustees of the B-T Foundation; (e) 2,208,967 shares owned by Dr. Butler as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Dr. Butler as trustee with his wife; and (f) 2,205,314 shares owned by Mrs. Butler as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Butler as trustee with her husband.

         ELIZABETH T. CORN. Mrs. Corn could be construed to be the beneficial owner of 7,324,323.2467 shares (2.5%) of Synovus Common Stock. Mrs. Corn has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 3,281 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mrs. Corn ("Mrs. Corn's Living Trust") and subject to Mrs. Corn's directions as to distributions and her right to vote the Synovus shares, as to which Mrs. Corn shares voting power and investment power with Mr. Corn (based on Mrs. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (b) 118,699.2467 shares owned directly by Mr. Corn, as to which Mrs. Corn shares voting and investment power with her husband; (c) 306,330 shares owned by STC as sole trustee of a revocable trust for the benefit of Mr. Corn ("Mr. Corn's Living Trust") and subject to Mr. Corn's directions as to distributions and his right to vote the Synovus shares, as to which Mrs. Corn shares voting power and investment power with Mr. Corn (based on Mr. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, of which both Mrs. and Mr. Corn are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; (e) 2,096,947 shares owned by Mrs. Corn as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Corn as trustee with her husband; (f) 2,103,766 shares owned by Mr. Corn as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Mr. Corn as trustee with his wife; and (g) 127,095 shares owned by Beloco Foundation, Inc., a not-for-profit charitable corporation ("Beloco"), as to which voting power and investment power are shared by Mrs. Corn (as a trustee of Beloco) with the other trustees of Beloco.

         LOVICK P. CORN. Mr. Corn could be construed to be the beneficial owner of 7,324,323.2467 shares (2.5%) of Synovus Common Stock. Mr. Corn has shared voting and investment power as to all of these shares, as follows: (a) 118,699.2467 shares owned directly by Mr. Corn, as to which Mr. Corn shares voting power and investment power with his wife; (b) 3,281 shares owned by STC as sole trustee of Mrs. Corn's Living Trust and subject to Mrs. Corn's directions as to distributions and her right to vote the Synovus shares, as to which Mr. Corn shares voting power and investment power with Mrs. Corn (based on Mrs. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (c) 306,330 shares owned by STC as sole trustee of Mr. Corn's Living Trust and subject to Mr. Corn's directions as to distributions and his right to vote the Synovus shares, as to which Mr. Corn shares voting power and investment power with Mrs. Corn (based on Mr. Corn's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as sole trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, as to which to vote such shares and investment power is shared with the other trustees of the B-T Foundation; (e) 127,095 shares owned by Beloco, as to which voting power and investment power are shared by Mr. Corn (as a trustee of Beloco) with the other trustees of Beloco; (f) 2,103,766 shares owned by Mr. Corn as sole trustee of his GRAT, as to which voting power and investment power may be deemed to be shared by Mr. Corn as trustee with his wife; and (g) 2,096,947 shares owned by Mrs. Corn as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Corn as trustee with her husband.

         WILLIAM B. TURNER, JR. Mr. Turner could be construed to be the beneficial owner of 2,750,072 shares (0.9%) of Synovus Common Stock. Mr. Turner has sole voting and investment power as to 107,241 of these shares, consisting of (a) 15,641 shares owned by Mr. Turner in custodial accounts for his children, and (b) 91,600 shares owned by Mr. Turner as sole trustee of his GRAT. Mr. Turner has sole voting power as to an additional 74,626 shares, shared voting power as to 2,568,205 shares and shared investment power as to 2,642,831 shares of Synovus Common Stock, consisting of: (a) 74,626 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mr. Turner and subject to his directions as to distributions and his right to vote the Synovus shares, as to which Mr. Turner has sole voting power, but shares investment power (based on Mr. Turner's power to vote the Synovus shares and to direct distributions from and to revoke the trust) with STC, as trustee of such trust; and (b) 2,568,205 shares owned by the B-T Foundation, of which Mr. Turner is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation.

         STEPHEN T. BUTLER. Mr. Butler could be construed to be the beneficial owner of 2,787,791.708 shares (1.0%) of Synovus Common Stock. Mr. Butler has sole voting and investment power as to 140,076.708 shares of Synovus Common Stock as follows: (a) 23,976.708 shares that he owns directly; (b) 4,944 shares held by Mr. Butler in custodial accounts for his children; and (c) 111,156 shares owned by Mr. Butler as sole trustee of his GRAT. Mr. Butler has sole voting power as to an additional 79,510 shares, shared voting power as to 2,568,205 shares and shared investment power as to 2,647,715 shares of Synovus Common Stock, consisting of: (a) 79,510 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mr. Butler and subject to his directions as to distributions and his right to vote the Synovus shares, as to which Mr. Butler has sole voting power, but shares investment power (based on Mr. Butler's power to direct distributions from and to revoke the trust) with STC as trustee of such trust; and (b) 2,568,205 shares owned by the B-T Foundation, of which Mr. Butler is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation.

         ELIZABETH C. OGIE. Mrs. Ogie could be construed to be the beneficial owner of 2,903,211.779 shares (1.0%) of Synovus Common Stock. Mrs. Ogie has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 9,062.779 shares that she owns directly, as to which she shares voting and investment power with her husband, W. Michael Ogie; (b) 11,670 shares owned directly by her husband, as to which voting power and investment power are shared by her husband with Mrs. Ogie; (c) 52,367 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mrs. Ogie and subject to her directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with her husband (based on Mrs. Ogie's power to direct distributions from and to revoke the trust and her right to vote the Synovus shares) and as to which investment power is shared also with STC as sole trustee of such trust; (d) 20,797 shares held by Mrs. Ogie in custodial accounts for her children, as to which voting power and investment power are shared with her husband; (e) 2,568,205 shares owned by the B-T Foundation, of which Mrs. Ogie is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation; (f) 127,095 shares owned by Beloco, of which Mrs. Ogie is a trustee and as to which voting power and investment power are shared with the other trustees of Beloco; and (g) 114,015 shares owned by Mrs. Ogie as sole trustee of her GRAT, as to which she shares voting power and investment power as trustee with her husband.

         Additional information regarding the persons with whom the executive officers, directors and controlling persons of TB&C share voting and/or investment power is included in Exhibit E attached hereto.

         (c) Information with respect to transactions in Synovus Common Stock within the last 60 days from the date of this report is set forth below.

TB&C

         There have not been any transactions within the last 60 days by TB&C in shares of Synovus Common Stock except for: (a) TB&C's surrender of its 14,309,182 shares of Synovus Common Stock to Synovus in exchange for the issuance to TB&C of the same number of new shares of Synovus Common Stock having the same rights as the shares surrendered; and (b) TB&C's distribution of the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares being cancelled in the liquidation, in each case, all as part of the Reorganization and related liquidation and dissolution of TB&C.

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF TB&C

         There have not been any transactions within the last 60 days by the executive officers, directors or controlling persons of TB&C, except as follows:

         WILLIAM B. TURNER. On July 2, 2001, Mr. Turner purchased 85.949 shares of Synovus Common Stock at $32.0046 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns through the Synovus Direct Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan. On August 13, 2001, Mr. Turner, as sole trustee of his GRAT, received 2,065,336 shares of Synovus Common Stock distributed to him as trustee by TB&C in the Reorganization. On August 22, 2001, Mr. Turner transferred 51,862 shares of Synovus Common Stock to STC as sole trustee of a revocable trust for the benefit of Mr. Turner.

         SUE MARIE T. TURNER. On August 13, 2001, Mrs. Turner, as sole trustee of her GRAT, received 2,065,335 shares of Synovus Common Stock distributed to her as trustee by TB&C in the Reorganization. On August 22, 2001, Mrs. Turner transferred 19,817 shares of Synovus Common Stock to STC as sole trustee of a revocable trust for the benefit of Mrs. Turner.

         SARAH T. BUTLER. On August 13, 2001, Mrs. Butler, as sole trustee of her GRAT, received 2,205,314 shares of Synovus Common Stock distributed to her as trustee by TB&C in the Reorganization. On August 22, 2001, Mrs. Butler transferred 65,430 shares of Synovus Common Stock to STC as sole trustee of a revocable trust for the benefit of Mrs. Butler.

         DR. CLARENCE C. BUTLER. On July 2, 2001, Dr. Butler purchased 272.944 shares of Common Stock at $32.0046 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns in the Synovus Director Stock Purchase Plan. On August 13, 2001, Dr. Butler, as sole trustee of his GRAT, received 2,208,967 shares of Synovus Common Stock distributed to him as trustee by TB&C in the Reorganization.

         ELIZABETH T. CORN. On August 13, 2001, Mrs. Corn, as sole trustee of her GRAT, received 2,096,947 shares of Synovus Common Stock distributed to her as trustee by TB&C in the Reorganization. On August 22, 2001, Mrs. Corn transferred 3,281 shares of Synovus Common Stock to STC as sole trustee of a revocable trust for the benefit of Mrs. Corn.

         LOVICK P. CORN. On July 2, 2001, Mr. Corn purchased 470.998 shares of Common Stock at $32.0046 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns directly in the Synovus Director Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan. On August 13, 2001, Mr. Corn, as sole trustee of his GRAT, received 2,103,766 shares of Synovus Common Stock distributed to him as trustee by TB&C in the Reorganization. On August 22, 2001, Mr. Corn transferred 306,330 shares of Synovus Common Stock to STC as sole trustee of a revocable trust for the benefit of Mr. Corn.

         WILLIAM B. TURNER, JR. On August 8, 2001, Mr. Turner, Jr., through a revocable trust for the benefit of Mr. Turner, Jr. and pursuant to his power to direct distributions from such trust, made a charitable gift of 75 shares of Synovus Common Stock. On August 13, 2001, Mr. Turner, Jr., as sole trustee of his GRAT, received 91,600 shares of Synovus Common Stock distributed to him as trustee by TB&C in the Reorganization.

         STEPHEN T. BUTLER. On July 2, 2001, Mr. Stephen Butler purchased 95.139 shares of Common Stock at a price of $32.0046 per share through the automatic reinvestment of cash dividends with respect to Common Stock he owns in the Synovus Director Stock Purchase Plan. On August 13, 2001, Mr. Butler, as sole trustee of his GRAT, received 111,156 shares of Synovus Common Stock distributed to him as trustee by TB&C in the Reorganization. On July 23, 2001 and August 20, 2001, Mr. Butler, through a revocable trust for the benefit of Mr. Butler and pursuant to his power to direct distributions from such trust, made charitable gifts of 924 shares and 1,483 shares, respectively, of Synovus Common Stock.

         ELIZABETH C. OGIE. On July 2, 2001, Mrs. Ogie purchased 35.961 shares of Common Stock at $32.0046 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock she owns in the Synovus Director Stock Purchase Plan. On July 13, 2001, Mrs. Ogie, through a revocable trust for the benefit of Mrs. Ogie and pursuant to her power to direct distributions from such trust, made a charitable gift of 312 shares of Synovus

Common Stock. On August 13, 2001, Mrs. Ogie, as sole trustee of her GRAT, received 114,015 shares of Synovus Common Stock distributed to her as trustee by TB&C in the Reorganization.

         (d) Each revocable trust for the benefit of each of the individuals included in response to Item 5(c) above authorizes STC as trustee to make distributions of income and corpus as directed by each of such individuals, respectively.

         (e) TB&C ceased to be the beneficial owner of any shares of Synovus Common Stock on August 13, 2001. Each executive officer, director and controlling person of TB&C ceased to be a beneficial owner of more than 5% of the outstanding Synovus Common Stock on August 13, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no longer any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed as to this Item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of TB&C and omitted
                           pursuant to Rule 13d-2(e)).

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between TB&C and STC.(1)

EXHIBIT D                  Information regarding the directors, executive
                           officers and controlling persons of TB&C.(1)

EXHIBIT E                  Information regarding persons sharing beneficial
                           ownership of Synovus Common Stock with the directors,
                           executive officers and controlling persons of TB&C
                           (pending dissolution of TB&C).

EXHIBIT F                  Power of Attorney from William B. Turner, as
                           President of TB&C.(1)

---------------
(1)      Incorporated by reference from exhibits to Amendment No. 2 to the
Schedule 13D, dated as of January 22, 2001, as filed on behalf of TB&C on February 8, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2001                   TB&C BANCSHARES, INC.


                                    By: /s/ Garilou Page
                                        ----------------------------------------
                                        Garilou Page, as Attorney in Fact for
                                        William B. Turner
                                        Chairman of the Board

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of TB&C and omitted
                           pursuant to Rule 13d-2(e)).

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease of
                           Rights described under EXHIBIT A.(1)

EXHIBIT C                  Agreement to Terminate Lease of Rights, dated January
                           22, 2001, between TB&C and STC.(1)

EXHIBIT D                  Information regarding the directors, executive
                           officers and controlling persons of TB&C.(1)

EXHIBIT E                  Information regarding persons sharing beneficial
                           ownership of Synovus Common Stock with the directors,
                           executive officers and controlling persons of TB&C.
                           (pending dissolution of TB&C)

EXHIBIT F                  Power of Attorney from William B. Turner, as
                           President of TB&C.(1)

---------------
(1)      Incorporated by reference from exhibits to Amendment No. 2 to the
Schedule 13D, dated as of January 22, 2001, as filed on behalf of TB&C on February 8, 2001.